Exhibit (a)(10)
CONTACTS:
---------
Angus C. Morrison
Senior Vice President, CFO & Treasurer
(770) 822-4285

Janice J. Kuntz
Fleishman-Hillard, Inc.
404-659-4446

FOR IMMEDIATE RELEASE:
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August 18, 1998

          NATIONAL VISION ASSOCIATES, LTD. ANNOUNCES
        EXTENSION OF OFFER TO PURCHASE ALL COMMON STOCK
                   OF NEW WEST EYEWORKS, INC.

Lawrenceville, Georgia - August 18, 1998 - National Vision
Associates, Ltd. (NASDAQ: NVAL) announced today that it is extending the expiration date of its tender offer for all the outstanding common stock of New West Eyeworks, Inc. (NASDAQ: NEWI) at $13 net cash per share of common stock until Midnight, Eastern Time, on Tuesday, September 29, 1998. The tender offer is being made through NW Acquisition Corp., a wholly-owned subsidiary of National Vision created specifically to make the offer.

          While the offer had been initially scheduled to expire at Midnight on August 17, 1998, to align with the regulatory 20-business day minimum period rule, National Vision indicated at that time its expectation that additional time would be necessary in order to permit it to obtain the financing required in order to provide funds to consummate the offer. National Vision continues to proceed with the previously announced transaction for a private placement of high yield debt securities in an amount that would provide such funds.

          As of 5:00 p.m., August 17, 1998, approximately 4,679,50 shares of New West's common stock have been validly tendered and not withdrawn pursuant to the Offer. In addition, the holders of convertible preferred stock and warrants of New West have entered into letter agreements in which they have agreed to convert or exercise such securities and tender the underlying shares of common stock in the offer. The number of underlying shares of common stock subject to such letter agreements is 806,563. The total number of such tendered or committed shares is approximately 5,486,000, which represents approximately 96% of the common stock of New West assuming conversion of all convertible preferred stock and exercise of all warrants. Such total would be sufficient to satisfy the 51% minimum tender condition established for the consummation of the offer. However, holders of tendered shares will continue to have withdrawal rights during the extended period of the offer.

          James W. Krause, chairman and chief executive officer of National Vision Associates, stated, "We remain very excited about acquiring this successful, value-oriented optical chain, for all the reasons noted when we announced this transaction with New West last month. We have been pleased with the reactions to that announcement."

          The closing of the tender offer remains subject to customary conditions, including the satisfactory completion of regulatory filings, as well as obtaining the requisite financing, which is expected to be derived from the private placement of high yield debt securities.

          New West Eyeworks, Inc., headquartered in Tempe, Arizona, operates 177 full-service retail optical locations throughout 13 states, including 52 vision centers located in Fred Meyer stores. New West, which has reported positive comparable store sales for the past 26 consecutive quarters, operates under the Vista Optical brand (11 states) and the Lee Optical brand (2 states). New West offers everyday low prices for quality eyewear, contact lenses and the services of independent doctors of optometry. In addition, the company has an established managed care business, Vista Eyecare Network. In 1997, New West reported net sales of $49.2 million and net income of $1.5 million, or $0.31 per share. At June 27, 1998, New West had total assets of $18.9 million.

          Currently, National Vision Associates operates 716 domestic retail optical units, including the 290 Frame-n-Lens, Inc. optical centers acquired by National Vision in July. The addition of the 177 New West optical centers will bring National Vision's total domestic operations to 893 locations, of which 334 are free-standing, 371 are in Wal-Mart stores, and 188 are in other host concepts. This will further strengthen National Vision's ranking as the second largest retail optical company in terms of domestic locations and third in terms of domestic (pro forma) sales. National Vision's retail operations offer a full line of optical goods, including spectacles, contact lenses, prescription and non-prescription sunglasses and a full line of optical accessories. In addition, independent doctors of optometry are available adjacent to store locations.

          This press release contains forward-looking statements that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties, including but not limited to, the uncertainty as to whether the transactions discussed in the press release will be completed. Other risks and uncertainties are detailed from time to time in both National Vision's and New West's periodic reports filed with the Securities and Exchange Commission, including both companies' Annual Reports for 1997 on Form 10-K and first and second quarter 1998 reports on Form 10-Q.